Points International Ltd. Reports Strong Preliminary Full
Year 2017 Financial Results

2017 Gross Profit and Adjusted EBITDA Expected to Be Near High End of Prior Guidance

2017 Success Expected to Drive Growth of 10% to 20% in Gross Profit and 20%
to 40% in Adjusted EBITDA for 2018

Toronto, Canada, January 17, 2018 – Points (TSX: PTS) (Nasdaq: PCOM), the global leader in powering loyalty commerce, today announced preliminary financial results for the full year ended December 31, 2017.

“While we are still finalizing our fourth quarter and full year financial results, based on preliminary data, we expect full year Gross Profit1 to be at the high end of our up to 10% growth expectation. Further, due to continued partner growth combined with expense management during the fourth quarter, we expect Adjusted EBITDA2 to also be near the top end of our prior guidance of an up to 10% increase,” stated Rob MacLean, CEO. “2017 was a banner year for Points, with ongoing success in both growing longstanding partnerships as well as successfully adding new relationships to the Points ecosystem. Additionally, we are excited to have seen this growth spread across all three of our operating segments as indicated by the numerous 2017 launches and announcements highlighted below.”

“In our November 8, 2017 third quarterly results commentary, in addition to strong in-market business performance, we highlighted a number of new initiatives that demonstrated momentum in each of our operating segments,” continued MacLean. “At the time we announced a number of upcoming deployments across the business. At the end of 2017 we launched new Loyalty Currency Retailing services with Virgin Australia and are hard at work completing a deployment with another new international partner. Additionally, two new Platform Partners, including a financial services app and a fuel retailing program are expected to launch their services in the coming weeks. Finally, earlier this month we announced a new Points Travel initiative with Etihad Airways and we expect to launch four additional new Points Travel Partners during the first half of 2018.”

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1 Gross profit is defined as total revenues less the direct cost of principal revenues. Gross profit is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.

2 Adjusted EBITDA (earnings before income tax expense, depreciation and amortization, foreign exchange, share–based compensation and impairment of long–term investments) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

“With strong operational momentum from last year carrying into 2018, a solid list of new deployments currently in launch phases and steady progress in our opportunities pipeline, we are optimistic about the prospects for continued growth in 2018,” MacLean concluded. “Based on this progress, we are pleased to indicate our current expectations for 2018 performance are an increase between 10% and 20% in Gross Profit and an increase in Adjusted EBITDA of between 20% and 40% over our anticipated strong 2017 results.”

Points typically releases final fourth quarter and 2017 financial results in early March. Details, including the specific date and time, will be announced during the next several weeks.

2017 Highlights Summary

Loyalty Currency Retailing

•

Expanded partnership with Hilton, the world's fastest growing hospitality company, to launch Points Pooling, enabling Hilton Honors members the ability to combine, or pool, points with up to 10 friends or family members, for free.

•	Launched new relationship to sell status miles for Air Canada’s Altitude program.
•	Launched a new collaboration with the WestJet Rewards program, enabling members to buy WestJet dollars.
•	Launched service for Etihad Airways, one of the largest Middle Eastern carriers, enabling members to purchase Etihad Guest Miles.
•	Launched a partnership with Copa Airlines to enable ConnectMiles program members to buy, gift or transfer their reward miles.
•	Launched a new partnership with Spanish airline Air Europa, for core Buy, Gift & Transfer services.
•	Expanded relationship with Shangri-La Hotels in China.
•	Launched new partnership with Virgin Australia’s Velocity frequent flyer program.
•	Indicated new international partnership launching early in 2018.

Points Travel

•

Launched All Nippon Airways (ANA) Global Hotels and Car Rentals travel booking service, leveraging the full suite of Points Travel functionality to give members the ability to book using their Mileage Club miles or earn miles on hotel and car rental bookings.

•	Launched Hotel redemption service for Etihad Airways
•	Announced new international carrier to be launched in H1 2018
•	Announced an agreement with Air Europa for travel services launching in H1 2018
•	Announced additional travel brand launching in H1 2018
•	Announced a pending launch with Carlson Hotels for travel services in H1 2018

Platform Partnerships

•	Launched partnership with Scotiabank, a leading multinational financial institution and the third largest bank in Canada, to power new loyalty capabilities of Scotiabank’s My Mobile Wallet app.
•	Launched new international earn and redemption loyalty commerce eStores in collaboration with Collinson Latitude for Melia Rewards, the loyalty program for Melia Hotels International.
•	Launched new relationship with Apple and Intercontinental Hotel Group to power special member bonus for online Apple.com store purchases.
•

Launched partnership with Groupon, the leading daily deals service, to incent customers through our Platform Partnerships services with up to 10 points per dollar spent with popular hotel and airline loyalty programs, including Alaska Airlines Mileage Plan, Choice Privileges, IHG Rewards Club, JetBlue TrueBlue, La Quinta Returns and United MileagePlus.

•	Launched ANA Global Mileage Mall and ANA Global Selection in collaboration with Collinson Latitude for additional opportunities to earn or redeem awards
•	Announced additional hotel program expected to participate in Apple offering early in 2018
•	Announced new partnership with leading US fuel retailer to bonus customers with miles/points for purchases, to be launched early in 2018

Corporate Highlights

•

The Board of Directors re-approved the Corporation’s Normal Course Issuer Bid (NCIB) with the addition of an Automatic Share Purchase Plan (ASPP) and the intention to accelerate execution of the plan through Q1 2018.

•

Named by Branham300 as one of Canada’s Top 250 Information and Communication Technology (ICT) companies. Ranking 30th on the list, this marks the sixth consecutive year that Points has received the honour. In addition, Points was ranked 6th in the Top 10 Canadian Software as a Service (SaaS) companies, and 9th in the Top 25 Canadian Software companies.

•

Recognized by Canada's Top 100 Employers as one of Canada's Top Small and Medium Employers, and by Great Places to Work Canada as one of Canada's top 50 Best Medium Workplaces and Best Workplaces for Women. This marks the second consecutive year that Points has received these honours

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS) (Nasdaq: PCOM), is the global leader in providing loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of almost 60 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: Loyalty Currency Retailing, which includes the Buy, Gift & Transfer services, retails loyalty points and miles directly to consumers; Points Travel, which helps loyalty programs increase program revenue from hotel and car bookings, providing more opportunities for members to earn and redeem loyalty rewards more quickly, and Platform Partners, a multi-channel service offering which provides developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners (including, the expected launch of announced products and partner relationships) and incremental revenue, potential for growth in revenue and gross margin and our guidance for 2017 and 2018 with respect to gross profit and adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Use of Non-GAAP Measures

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board of Directors in assessing the Corporation’s performance and in making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Contact:	Points Investor Relations
ICR, Inc.
Garo Toomajanian
ir@points.com